

February 10, 2012

Via E-mail
Mr. Neil Muller
President
Fresh Start Private Management, Inc.
999 N. Tustin Avenue
Suite 16
Santa Ana, CA 92705

>   **Re: Fresh Start Private Management, Inc.**
>   **Amendment No. 2 to Form 8-K**
>   **Filed February 9, 2012**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 21, 2011**
>   **File No. 000-54208**

Dear Mr. Muller:

We have reviewed your response letter and the amendment to your filing, and we have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Form 8-K/A filed February 9, 2012

General

1. We note your response to comment 19 of our letter dated December 2, 2011. Since this is a reverse acquisition and the auditor for Fresh Start Private, Inc. (Chang G. Park, CPA) is different from the auditor for Fresh Start Private Management, Inc. (Kyle L. Tingle, CPA, LLC), it appears that you had a change in accountants as a result of this transaction. Please file an Item 4.01 Form 8-K that includes the information required by Item 304 of Regulation S-K. Please also file under Exhibit 16 to the Item 4.01 Form 8-K a letter from your former auditors stating whether they agree with the statements made by you as required by Item 304(a)(3) of Regulation S-K.

Description of Business

2. We note your responses to comments one, two, and four of our letter dated December 2, 2011. Please amend your Form 8-K so that it includes the disclosures you provided in these responses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Reverse Acquisition of FSP

3. In the second paragraph, please remove your references to drug treatments and drug users. In this regard, we note your response to comment three of our letter dated December 2, 2011 in which you state that your only focus is on the treatment of alcohol addiction.

Directors and Executive Officers

4. We note your response to comment 12 of our letter dated December 2, 2011. It does not appear that you provided the requested disclosure in this section. Please revise this section to disclose how long Dr. Andrade has served in his current position with the company. Please also clarify, in this section, which pre-merger entity, if any, each named executive officer and director held a position, and disclose the position. Finally, please disclose how much of your executive officers' time is devoted to the company. In this regard, we note your disclosure regarding their involvement in certain other companies.

Certain Relationships and Related Transactions, and Director Independence

5. We note your response to comment 13 of our letter dated December 2, 2011. It does not appear that you provided the requested disclosure. In the "Directors and Executive Officers" section, please discuss each company controlled by Dr. Andrade and Neil Muller. Additionally, in this section, please disclose the type of consulting services the company receives or received from Terranautical Global Investments, Premier Aftercare Recovery Service, and West Coast Health Consulting, Inc. Please address any conflicts of interest your executive officers and directors may have as a result of their involvement with these other companies. The fact that you did not have funds to pay an outside company for the services provided by these companies does not address the conflicts of interest, if any, that arise from these relationships.

6. We note your response to comment 14 of our letter dated December 2, 2011. In your Form 8-K, where you discuss the consulting fee paid to Dr. Andrade, please include the disclosure from your response.

7. We note your response to comment 15 of our letter dated December 2, 2011 is not responsive to our comment. Rather than telling us the amount of cash consideration you received from Fresh Start Private Management for the promissory note, please tell us what consideration you gave to filing the promissory note, dated August 5, 2010, as an exhibit to the Form 8-K, or file the note as an exhibit with your next amendment.

8. We note your response to comment 16 of our letter dated December 2, 2011. You still state that persons who beneficially own shares of your common stock comprising more than 5% of the voting rights attached to the outstanding shares of common stock have had no material interests in any transaction or in any presently proposed transaction that has or will materially affect you. Please correct this disclosure, as each of Dr. Andrade and Neil Muller, with whom you have engaged in material transactions, own more than 5% of your common stock.

Item 3.02 Unregistered Sales of Equity Securities

9. We note that you did not provide a response to comment 18 of our letter dated December 2, 2011, and we reissue the comment. Please amend your Form 8-K to include all information for all periods required by Item 701 of Regulation S-K. In this regard, we note your disclosures in Notes 6 and 7 to both the audited and unaudited financial statements, as well as your disclosure in Note 12 to the unaudited financial statements, disclose unregistered transactions that do not appear in your Item 3.02 disclosure.

Exhibit 99.2 – Unaudited Financial Statements

Note 12 – Subsequent Events

10. We note that you did not provide a response to comment 27 of our letter dated December 2, 2011, and we reissue the comment. Please tell us what consideration you gave to filing the debt facility agreement as an exhibit to your Form 8-K, or file the agreement as an exhibit with your next amendment.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management's Discussion and Analysis or Plan of Operation

Competitive Factors

11. We note that your response to comment 32 of our letter dated December 2, 2011 does not address our comment. In this section, you state that the Fresh Start team has successfully treated over 5,000 patients and that the Fresh Start program is less expensive than many traditional treatment centers. However, in your Form 8-K/A filed February 2, 2012, you state that you have only treated over 100 patients and that many of your competitors' services are much cheaper. Please confirm to us how many patients your team has treated as well as how the costs of your program compares to the costs of your competitors' programs. Please make revisions in your Form 8-K/A if necessary.

Exhibits 31.1 and 32.1

12. We note your response to comment 34 of our letter dated December 2, 2011. However, you did not file a Form 10-Q/A for the quarterly period ended September 30, 2011, as indicated in your response. Please supplementally confirm to us that Dr. Andrade also signed the certifications to the Form 10-Q for the quarterly period ended September 30, 2011 in his capacity as principal financial officer of the company. In this regard, we note he identifies himself as the Chief Executive Officer and Principal Accounting Officer rather than the Chief Executive Officer and Principal Financial Officer. Additionally, in future filings, please be sure to clearly identify that the principal financial officer is signing the certification in that capacity.

You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow + Jaclin LLP